Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------
4- NIRE
35300149947

01.02 - HEAD OFFICE ADDRESS

1- Full Address (Street, Number and Complement)                    2- District
AV. ESCOLA POLITECNICA,760, 2nd floor                              JAGUARE
3- Zip Code                                  4- City                                    5- State
05350-901                                    SAO PAULO                                  S.P.
6- DDD                      7- Telephone              8- Telephone              9- Telephone              10- Telex
(Long distance)             3718-5301                 3718-5306                 3718-5465
5511
11- DDD (Long distance)           12- Fax                          13- Fax                         14- Fax
5511                              3718-5297                        3714-4436
15- E-MAIL

acoes@perdigao.com.br

01.03 - INVESTOR RELATIONS DIRECTOR (ADDRESS FOR CORRESPONDENCE WITH THE COMPANY)

1- Name
WANG WEI CHANG
2- Full Address (Place, Number and Complement)                     3- District
AV. ESCOLA POLITECNICA,760 - 2nd floor                             JAGUARE
4- Zip Code (CEP)                            5- City                                    6- State
05350-901                                    SAO PAULO                                  S.P.
7- DDD (long           8- Telephone          9- Telephone          10- Telephone        11- Telex             12- DDD (long
distance) 5511         3718-5301             3718-5306             3718-5465                                  distance) 5511
13- Fax                           14- Fax                          15- Fax                         16- E-MAIL
3718-5297                         3714-4436                                                        acoes@perdigao.com.br

01.04 - REFERENCE / AUDITOR

             Current fiscal year                           Current Quarter                            Previous Quarter
1- Begin                2- End                3- Quarter    4- Begin      5- End         6- Quarter    7- Begin       8- End
01/01/2004              12/31/2004                 2        04/01/2004    06/30/2004         1         01/01/2004     03/31/2004
9- Auditing Company                                                             10- CVM Code
Ernst & Young Auditores Independentes S.S.                                      00471-5
11- Technical in Charge                                                         12- Technical in Charge Taxpayers' Register
Luiz Carlos Passetti                                                            001.625.898-32

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------
01.05 - CURRENT COMPOSITION OF CAPITAL

Number of Shares (units)          1- Current quarter               2- Previous quarter             4- Same quarter of previous year
                                  June 30, 2004                    March 31, 2004                  June 30, 2003

PAID-UP CAPITAL
1.COMMON                                                15,471,957                      15,471,957                       15,471,957
2.PREFERRED                                             29,180,427                      29,180,427                       29,180,427
3.TOTAL                                                 44,652,384                      44,652,384                       44,652,384
IN TREASURY
4.COMMON                                                     7,900                           7,900                            7,900
5.PREFERRED                                                135,595                         135,595                          135,595
6.TOTAL                                                    143,495                         143,495                          143,495

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY
Industrial, Commercial and Others
2 - SITUATION
Operational
3 - NATURE OF SHARE CONTROL
National Private
4 - CODE OF ACTIVITY
1170000 - Participation & Administration
5 -  MAIN ACTIVITY
Holding - Food
6 - CONSOLIDATED TYPE
Total
7 - TYPE OF AUDITOR'S REPORT
No exception

01.07- COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1- Item            2- General Taxpayers' Register                              3- Name

01.08 - DECLARED AND/OR PAID DIVIDENDS DURING AND AFTER THE QUARTER

1- ITEM      2- EVENT            3-APPROVAL DATE    4-  DIVIDENDS       5-  BEGINNING OF    6- TYPE OF SHARE    7- AMOUNT PER SHARE
                                                                        PAYMENT
01           Ordinary Board of   06/18/2004         Interest over       08/31/2004          ON                  1,1233700000
             Directors Meeting                      Company's capital
03           Ordinary Board of   06/18/2004         Interest over       08/31/2004          PN                  1,1233700000
             Directors Meeting                      Company's capital



Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------
01.09 - PAID-UP CAPITAL AND CHANGES IN THE CURRENT PERIOD
1-ITEM       2-DATE OF CHANGE    3- CAPITAL STOCK   4- AMOUNT           5- SOURCE OF CHANGE 6- QUANTITY OF      7- PRICE OF SHARE
                                  (thousand Reais)  (thousand Reais)                        ISSUED SHARES       IN THE ISSUANCE
                                                                                               (units)                  (Reais)

01.10 - INVESTOR RELATIONS DIRECTOR


1 - Date           2 - Signature
08/04/2004

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

02.01- BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)
1 - Code             2 - Description                              3 - 06/30/2004                   4 - 03/31/2004
1                    TOTAL ASSETS                                              944,381                          856,221
1.01                 CURRENT ASSETS                                             47,925                            4,006
1.01.01              Cash and Banks                                                120                               35
1.01.02              Credits                                                         0                                0
1.01.03              Inventories                                                     0                                0
1.01.04              Others                                                     47,805                            3,971
1.01.04.01           Taxes to Recover                                            5,209                            3,794
1.01.04.02           Deferred Taxes                                                  0                                0
1.01.04.03           Dividends and Interest over Company's                      42,500                                0
                     Capital
1.01.04.04           Other                                                          16                               16
1.01.04.05           Advanced Expenses                                              80                              161
1.02                 NONCURRENT ASSETS                                           4,642                            2,574
1.02.01              Credits                                                         0                                0
1.02.02              Credits with Associates                                     4,316                            2,289
1.02.02.01           With Affiliates                                                 0                                0
1.02.02.02           With Subsidiaries                                           4,316                            2,289
1.02.02.03           With Other Associates                                           0                                0
1.02.03              Others                                                        326                              285
1.02.03.01           Deferred Taxes                                                296                              255
1.02.03.02           Other Receivables                                              30                               30
1.03                 PERMANENT ASSETS                                          891,814                          849,641
1.03.01              Investments                                               891,814                          849,641
1.03.01.01           Equity in Affiliates                                            0                                0
1.03.01.02           Equity in Subsidiaries                                    891,810                          849,637
1.03.01.03           Other Investments                                               4                                4
1.03.02              Fixed Assets                                                    0                                0
1.03.03              Deferred                                                        0                                0

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

02.02- BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)
1 - Code             2 - Description                              3 - 06/30/2004                   4 - 03/31/2004
2                    TOTAL LIABILITIES                                                     944,381                          856,221
2.01                 CURRENT LIABILITIES                                                    49,884                              792
2.01.01              Loans                                                                       0                                0
2.01.02              Debentures                                                                  0                                0
2.01.03              Suppliers                                                                   7                                2
2.01.04              Taxes, Charges and Contribution                                         1,244                              152
2.01.04.01           Social Contributions                                                       49                               47
2.01.04.02           Other Taxes Obligations                                                 1,195                              105
2.01.05              Dividends Payable                                                           3                                3
2.01.06              Provisions                                                                489                              370
2.01.06.01           Provisions for vacations & 13th salary                                    489                              370
2.01.07              Debts with Associates                                                       0                                0
2.01.08              Others                                                                 48,141                              265
2.01.08.01           Interest on Company Capital                                            48,117                              115
2.01.08.02           Other Obligations                                                          24                              150
2.02                 NONCURRENT LIABILITIES                                                    509                              509
2.02.01              Loans                                                                       0                                0
2.02.02              Debentures                                                                  0                                0
2.02.03              Provisions                                                                  0                                0
2.02.04              Debts with Associates                                                       0                                0
2.02.05              Others                                                                    509                              509
2.02.05.01           Reserve for Contingencies                                                 509                              509
2.03                 DEFERRED INCOME                                                             0                                0
2.05                 NET EQUITY                                                            893,988                          854,920
2.05.01              Paid-up Capital Stock                                                 490,000                          490,000
2.05.02              Capital Reserves                                                            0                                0
2.05.02.01           Reserve for Fiscal Incentives                                               0                                0
2.05.03              Revaluation Reserve                                                         0                                0
2.05.03.01           Owned Assets                                                                0                                0
2.05.03.02           Subsidiaries/Affiliates                                                     0                                0
2.05.04              Profit Reserves                                                       284,582                          284,582
2.05.04.01           Legal                                                                  24,956                           24,956
2.05.04.02           Statutory                                                                   0                                0
2.05.04.03           For Contingencies                                                           0                                0
2.05.04.04           Profits Realizable                                                          0                                0
2.05.04.05           Retained Earnings                                                           0                                0

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

02.02- BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)
1 - Code             2 - Description                              3 - 06/30/2004                   4 - 03/31/2004
2.05.04.06           Special for Non-distributed Dividends                                       0                                0
2.05.04.07           Other profit Reserves                                                 259,626                          259,626
2.05.04.07.01        Expansion Reserves                                                    231,806                          231,806
2.05.04.07.02        Increase Capital Reserves                                              28,635                           28,635
2.05.04.07.03        Treasury Shares                                                         (815)                            (815)
2.05.05              Accumulated Profit/ Losses                                            119,406                           80,338

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------
03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS)
1-Code          2-Description                                       3-04/01/2004    4-01/01/2004   5-04/01/2003 to  6-01/01/2003
                                                                    to 06/30/2004   to 06/30/2004  06/30/2003       to 06/30/2003
3.01            GROSS INCOME FROM SALES AND/OR SERVICES                           0              0                0               0
3.02            Sales Returns                                                     0              0                0               0
3.03            NET INCOME FROM SALES AND/OR SERVICES                             0              0                0               0
3.04            Cost Of Goods And/Or Services Sold                                0              0                0               0
3.05            GROSS INCOME                                                      0              0                0               0
3.06            OPERATING INCOME/EXPENSES                                    93,979        174,465           14,951           9,919
3.06.01         With Sales                                                        0              0                0               0
3.06.02         General And Administrative                                  (1,067)        (2,155)            (968)         (1,723)
3.06.02.01      Administrative                                                (339)          (778)            (456)           (833)
3.06.02.02      Management Compensation                                       (728)        (1,377)            (512)           (890)
3.06.03         Financial                                                     2,873          4,398              770             509
3.06.03.01      Financial Income                                              2,876          4,532              771             518
3.06.03.02      Financial Expenses                                              (3)          (134)              (1)             (9)
3.06.04         Other Operating Income                                            0              0                0              41
3.06.05         Other Operating Expenses                                          0              0                0               0
3.06.06         Income On Equity                                             92,173        172,222           15,149          11,092
3.07            OPERATING INCOME                                             93,979        174,465           14,951           9,919
3.08            Non-operating Income                                              0              0                0             (1)
3.08.01         Income                                                            0              0                0           2,247
3.08.02         Expenses                                                          0              0                0         (2,248)
3.09            INCOME BEFORE TAX AND INTERESTS                              93,979        174,465           14,951           9,918
3.10            Provision For Income Tax And Social Contribution            (4,952)        (5,114)             (20)            (20)
3.11            Deferred Income Tax                                              41             55               66         (2,945)
3.12            Interests And Statutory                                           0              0                0               0
3.12.01         Interests                                                         0              0                0               0
3.12.02         Contribution                                                      0              0                0               0
3.13            Reversion Of Interest Over Company Capital                        0              0                0               0
3.15            PROFIT/LOSS IN FISCAL YEAR                                   89,068        169,406           14,997           6,953
                Number Of Shares (Ex-treasury)                           44,508,889     44,508,889       44,508,889      44,508,889
                Profit Per Share                                            2,00113        3,80612          0,33694         0,15622
                Loss Per Share

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - EXPLANATORY NOTES

1. OPERATING CONTEXT

Perdigao S.A. is the holding company and in the operating context of Perdigao
Companies, the main activities developed are: raising, production and slaughter of poultry (chicken, Chester(R), turkey and others) and pork; processing and/or sale of meats, frozen pasta, frozen vegetables, and soybean by-products.

2. PRESENTATION OF FINANCIAL STATEMENTS AND MAIN PRACTICES UTILIZED

The Quarterly Information - ITR, related to the second quarter of 2004, was adopted according to the same accounting practices adopted in the previous financial statements, as well for the fiscal year ended on December 31st, 2003.
Such Quarterly Information is in accordance with the Corporate Law and the Brazilian Securities Commission ("Comissao de Valores Mobiliarios") - CVM, and is presented in thousands of Brazilian Reais.

3. TEMPORARY CASH INVESTMENTS - CONSOLIDATED
                                          INTEREST RATE-ANNUAL AVERAGE         06.30.04           03.31.04
                                                                          -----------------------------------
 LOCAL CURRENCY:
 Cash                                                  -                         19,026             39,391
 Fixed Income Funds                                  15.23%                     356,255            368,579
 Bank Deposit Certificate - CDB                      15.97%                     181,910            186,034
                                                                          -----------------------------------
                                                                          -----------------------------------
 Total in Local Currency                                                        557,191            594,004
                                                                          -----------------------------------
                                                                          -----------------------------------
 FOREIGN CURRENCY:
 Cash                                                  -                            994              1,744
 Over Night                                 0.75% + exch. Variation             101,401             62,772
 National Treasury Notes - NTN-D            11.00% + exch. Variation            139,827             12,772
 Others                                     1.86% + exch. Variation              14,306              6,915
                                                                          -----------------------------------
 Total in Foreign Currency                                                      256,528             84,203
                                                                          -----------------------------------
 TOTAL                                                                          813,719            678,207
                                                                          ===================================
 Short term                                                                     687,162            672,586
 Long term                                                                      126,557              5,621

4. INVENTORIES - CONSOLIDATED
                                                                    06.30.04            03.31.04
                                                            ---------------------------------------
 Finished products                                                   251,970             261,519
 Goods in process                                                     24,857              25,765
 Raw materials                                                        62,096              26,572
 Secondary material and packing                                       74,202              73,319
 Animal raising (poultry, turkey and hogs)                           250,190             236,236
 Advances to suppliers and imports in transit                          9,952              22,457
                                                            ---------------------------------------
 Total                                                               673,267             645,868
                                                            =======================================


Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - EXPLANATORY NOTES

5. RECOVERABLE TAXES

Represented by credit of the Company and its subsidiaries that will be offset against the related tax due in the next two years.
                                                              COMPANY                 CONSOLIDATED
                                                     ------------------------------------------------------
                                                       06.30.04     03.31.04      06.30.04      03.31.04
                                                     ------------------------------------------------------
   State VAT (ICMS)                                             -            -        30,258        33,670
   Income Tax                                               5,209        3,794        33,997        22,422
   Federal VAT (IPI)                                            -            -        12,762        18,562
   Social Integration Program (PIS)/COFINS                      -            -        52,644        31,415
   Others                                                       -            -            23            69
                                                     ------------------------------------------------------
   Total                                                    5,209        3,794       129,684       106,138
                                                     ======================================================
   Current                                                  5,209        3,794        96,805        76,817
   Noncurrent                                                   -            -        32,879        29,321

6. DEFERED INCOME TAXES AND SOCIAL CONTRIBUTION

The deferred income and social contribution tax assets and liabilities were constituted taking into consideration the tax rates in effect in the coming year and are composed as follows:
                                                              COMPANY                  CONSOLIDATED
                                                    --------------------------------------------------------
                                                       06.30.04      03.31.04      06.30.04      03.31.04
                                                    --------------------------------------------------------
Deferred IRPJ and CSLL assets on:
  Tax losses                                                    -             -        18,885        16,960
  Negative calculation basis                                    -             -         9,797         9,032
  Provision for contingencies                                  36            36        15,474        14,731
  Other temporary differences                                 260           219        20,517        24,206
                                                    --------------------------------------------------------
Total                                                         296           255        64,673        64,929
                                                    ========================================================

  Current                                                       -             -        21,195        23,342
  Noncurrent                                                  296           255        43,478        41,587

Deferred IRPJ and CSLL liabilities on:
   Realizable revaluation reserve                               -             -           445           466
   Incentivated accelerated depreciation                        -             -         1,742         1,873
                                                    --------------------------------------------------------
Total                                                           -             -         2,187         2,339
                                                    ========================================================



A study conducted by the Company indicates that the current deferred taxable credits, constituted over fiscal losses and a negative social contribution basis, have a substantial chance of being realized in the next two years.

The taxable credits which are constituted on provisions for contingencies should be realized when the suits have been transited and judged, therefore they do not have estimated maturity date to be realized, being classified as noncurrent assets.

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - EXPLANATORY NOTES

  The reconciliation of taxes charged to operations of the year is as follows:
                                                                COMPANY                  CONSOLIDATED
                                                      --------------------------------------------------------
                                                         06.30.04       06.30.03      06.30.04      06.30.03
                                                      ========================================================
Income (losses) before income taxes and participation      174,465          9,918       208,329         9,607
Interest on shareholders' equity                                  -             -       (36,890)            -
Result of investments in subsidiaries                    (172,222)        (1,253)     (110,583)      (10,163)
Other                                                       12,635             55       (3,340)         (393)
                                                       --------------------------------------------------------
Calculation basis                                           14,878          8,720        57,516         (949)
Applicable rate                                             34.00%         34.00%        34.00%        34.00%
                                                       --------------------------------------------------------
Income tax and social contribution over profit             (5,059)        (2,965)      (19,555)           323
Reversal of deferred tax liability on realizable
revaluation reserve of land                                       -              -             -         4,386
Tax rate difference of subsidiaries abroad                        -              -          (46)         (138)
                                                       --------------------------------------------------------
                                                           (5,059)        (2,965)      (19,601)         4,571
                                                       ========================================================

7. INVESTMENTS IN SUBSIDIARIES

The consolidated financial statements comprise Perdigao S.A. and the following subsidiaries:

                                                                             PARTICIPATION IN CAPITAL - %
                                                       ------------------------------------------------------------------
                                                                      06.30.04                      03.31.04
                                                       ------------------------------------------------------------------
                                                                 DIRECT        INDIRECT        DIRECT        INDIRECT
                                                       ------------------------------------------------------------------
Perdigao Agroindustrial S.A.                                          100.00              -         100.00              -
Perdigao Export Ltd.                                                  100.00              -         100.00              -
Perdigao UK Ltd.                                                           -         100.00              -         100.00
Perdigao Holland B.V.                                                      -         100.00              -         100.00
Perdigao International Ltd.                                                -         100.00              -         100.00
Crossban Holdings GMBH                                                     -         100.00              -         100.00
Perdix International Foods Lda.                                            -         100.00              -         100.00
PRGA Participacoes Ltda.                                                   -         100.00              -         100.00
PDA Participacoes Ltda.                                                    -              -              -         100.00
PDA Distribuidora de Alimentos Ltda.                                       -         100.00              -         100.00
Highline International Ltd.                                                -         100.00              -         100.00
Perdigao Trading S.A.                                                      -         100.00              -         100.00
BFF International Ltd.                                                     -         100.00              -         100.00

On April 6, 2004 in an Ordinary Meeting of the Board of Directors, the subsidiary PDA Participacoes Ltda, with a shareholder's equity of R$58,957, was merged into Perdigao Agroindustrial S.A, without change in its paid-up capital stock and number of shares.

BFF Trading S.A , as of 04.08.04, and Perdigao Overseas S.A., as of 07.01.04, were respectively renamed Perdigao Trading S.A. and Perdigao International Ltd.

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - EXPLANATORY NOTES

The movement of investments in subsidiaries is as follows:
                                                      PERDIGAO            PERDIGAO
                                                 AGROINDUSTRIAL S.A.     EXPORT LTD.              TOTAL
                                                                                          06.30.04      03.31.04
Paid-in capital                                                496,116               31             -             -
Share/quotaholders' equity                                     891,810                -             -             -
Net income                                                     172,222                -             -             -
Investment at equity accounting                                891,810                -       891,810       849,637
   Investment before equity accounting                         769,588                -       769,588       769,588
   Interest over Company's capital                            (50,000)                       (50,000)             -
   Result of investments in subsidiaries                       172,222                -       172,222        80,049
Exchange variation on indirect investments                           -                -        12,442           455

8. FIXED ASSETS - CONSOLIDATED
                                      ANNUAL DEPRECIATION                COST                    RESIDUAL VALUE
                                           RATES (%)
                                    -----------------------------------------------------------------------------------
                                                                   06.30.04      03.31.04     06.30.04      03.31.04
                                    -----------------------------------------------------------------------------------
Buildings and improvements                          4 to 10         528,426       529,894      390,852       395,061
Machinery and equipment facilities                 10 to 20         599,063       587,325      341,985       342,003
Electrical and hydraulic                                 10          55,121        54,011       38,796        38,913
Forests and reforestation                           Various          19,297        18,460       15,596        14,965
Others                                             10 to 20          22,459        21,556       12,695        11,934
Lands                                                                82,811        84,492       82,811        84,492
Fixed assets in course                                               13,738        17,814       13,738        17,814
                                                              ---------------------------------------------------------
Total                                                             1,320,915     1,313,552      896,473       905,182
                                                              =========================================================

9. DEFERRED CHARGES - CONSOLIDATED
                                                        ANNUAL AMORTIZATION             COST                 RESIDUAL VALUE
                                                             RATES (%)
                                                     -----------------------------------------------------------------------------
                                                                                06.30.04    03.31.04     06.30.04      03.31.04
                                                     -----------------------------------------------------------------------------
Preoperating costs at Rio Verde unit - Goias state                          10      59,354      59,354        46,449       47,934
Implementation of SAP R/3 integrated system                                 20       8,866      24,820         4,272        4,956
Goodwill on acquisition of investment                                       20      18,888      18,888         6,169        7,114
Others                                                                 various      16,673      12,810        14,454       11,349
                                                                               ---------------------------------------------------
Total                                                                              103,781     115,872        71,344       71,353
                                                                               ===================================================


The reduction in the amount of cost is due to the end of the amortization of the first phase of the Integrated Management Project.

The realization of the goodwill arising from the acquisition of Frigorifico Batavia S.A., merged into the subsidiary Perdigao Agroindustrial S.A. on 03.26.01, is based on the expectation of future profitability, estimated at 5 years since its acquisition.

10. BANK LOANS, FINANCING AND DEBENTURES - CONSOLIDATED

The bank loans, financing and debentures by type of financing and interest rates are as follows:

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------
04.01 - EXPLANATORY NOTE

             LINE                            ANNUAL WEIGHTED AVERAGE RATE                   06.30.04        03.31.04
 ------------------------------------------------------------------------------------------------------------------------
 Short term
 Local Currency
   Costing                      8.75%                                                            232,740         103,092
   Working capital              4.10% + TJLP                                                     143,594          48,359
   Fixed Assets                 2.21% + TJLP                                                      46,546          47,987
   Debentures                   6.00% + TJLP                                                      15,195          15,118
                                                                                        ---------------------------------
 TOTAL OF LOCAL CURRENCY                                                                         438,075         214,556
                                                                                        ---------------------------------
 Foreign Currency
   Working capital              5.14% + exchange variation (US$ and other currencies)            272,715         337,737
   ACC - Pre-exports            2.42% + exchange variation (US$)                                 165,361         178,083
   Fixed Assets                 9.79% + exchange variation (US$ and other currencies)              3,640           4,529
                                                                                        ---------------------------------
 TOTAL OF FOREIGN CURRENCY                                                                       441,716         520,349
                                                                                        ---------------------------------
 Total                                                                                           879,791         734,905
                                                                                        =================================

 Long Term
 Local Currency
   Working capital               3.86% + TJLP                                                     84,353         186,201
   Fixed Assets                  3.51% + TJLP                                                     81,215          90,363
   Debentures                    6.00% + TJLP                                                     46,871          53,846
                                                                                        ---------------------------------
 TOTAL OF LOCAL CURRENCY                                                                         212,439         330,410
                                                                                        ---------------------------------
 Foreign Currency
   Working capital               4.38% + exchange variation (US$ and other currencies)           214,744         139,829
   ACC - Pre-exports             2.42% + exchange variation (US$)                                 12,430          26,177
   Fixed Assets                10,49% + exchange variation (US$ and other currencies)              8,342           8,644
                                                                                        ---------------------------------
 TOTAL OF FOREIGN CURRENCY                                                                       235,516         174,650
                                                                                        ---------------------------------
 Total                                                                                           447,955         505,060
                                                                                        =================================


The maturity of long-term bank loans, financing and debentures is as follows:

 MATURITY DATE                          06.30.04        03.31.04
 --------------------------------------------------------------------
 Long term:
    2005                                   150,616         297,936
    2006                                   172,941          76,240
    2007                                    45,560          43,329
    2008                                    13,415          13,375
    2009 to 2025                            65,423          74,180
                                    ---------------------------------
                                           447,955         505,060
                                    =================================

Loans, financings and debentures of R$174,502 (R$164,546 on 03.31.04) are collateralized by the financed assets and by real estate mortgages. The other loans are guaranteed by Perdigao S.A. signature guarantees.

The subsidiary Perdigao Agroindustrial S.A. has a loan contract containing restrictive covenants with International Finance Corporation - IFC, with final maturity on July 15, 2005, for the current amount of R$20,777 (R$19,251 on 03.31.04). The restrictions include, among others, distribution of dividends in excess of the minimum obligatorily and anticipated liquidation when certain financial indices (current liquidity, long-term indebtedness and debt coverage) are not met. On 06.30.04, the Company complied with all contract covenants.

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - EXPLANATORY NOTES

The subsidiary Perdigao Agroindustrial S.A. issued 81,950 simple debentures to the National Economic and Social Development Bank (BNDES), totally paid from
06.30.98 to 11.21.00, at a face value of R$ 1 each, with redemption from
06.15.01 to 06.15.10; up to 06.30.04, 32,636 debentures were redeemed.

11. RESERVE FOR CONTINGENCIES - CONSOLIDATED

Based on an analysis of fiscal, legal, labor and other contingencies, the reserves are determined and/or adjusted monthly to reflect the amounts considered sufficient by management and legal counsel to cover eventual losses. To cover currently pending litigation, Perdigao Companies have effected legal deposits amounting to R$ 15,067 (R$14,674 on 03.31.04) The reserves for contingencies on 06.30.04 were as follows:

                                               06.30.04           03.31.04
                                  -----------------------------------------
 Taxes                                         87,788             85,011
 Labour                                         8,349              7,836
 Civil, commercial and others                  11,438             10,868
                                  -----------------------------------------
 Total                                        107,575            103,715
                                  =========================================

Taxes: Refer to administrative and legal actions, and to ICMS credits based on the interpretation of certain standards of the states. On the federal span, there are many discussions about the uses for income tax and social contribution, collection refutation of PIS and COFINS on other incomes, 1% additional social contribution over the period from June to December 1999. Said discussions on the federal span are supported in judicial and/or administrative lawsuits.

Labor: Refer to estimated losses based on history and analysis of lawsuits on individual labor complaints, principally related to overtime and inflation adjustments of wages required before Real Plan.

Civil, commercial and others: Refer to lawsuits from employees who allege work related accidents, occupational diseases, traffic accidents, property losses, physic accidents and others. The losses are estimated by legal counsel based on the lawsuits history.

12. SHAREHOLDERS' EQUITY

On 06.30.04, the capital was comprised of 44,652,384 shares, divided into 15,471,957 common shares and 29,180,427 preferred shares, all registered and without par value. Foreign investors hold 35,808 common shares and 5,562,600 preferred shares. Of the preferred shares held by foreign investors, 1,363,560 shares are equivalent to 681,780 ADRs.

The Company holds 143,495 shares of its own issuance, as treasury shares, acquired in previous periods with resources from income reserves at an average cost of R$ 5.68 (five reais and sixty eight cents) per share, for future disposal or cancellation.

The Company is authorized to increase its capital stock, independent from statutory reform, until the limit of 60,000,000 shares, divided into 20,040,000 common shares and 39,960,000 preferred shares.

Preferred shares, besides the priority of reimbursement of capital in case of Company settlement, have the same rights of common shares, except the voting right. All shareholders have equal rights to a dividend not less then 25% of net income, adjusted in accordance with legislation.

In agreement entered into among the majority shareholders of Perdigao S.A., on October 25, 1994, it was established that the members should take mutual advice prior to the exercise of their voting right.

The Company's Extraordinary Shareholders' Meeting, on 12.17.02, approved the tag along right of the Preferred Shares in public sale of controlling ownership, in order to assure to these shares the minimum price of eighty percent (80%) of the amount paid per share of Common Shares that constitute the Controlling block of shares.

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - EXPLANATORY NOTES

Reconciliation of shareholders' equity and operating results for the period

The difference between the shareholders' equity and the net income for the period ended 06.30.04 between the Company and the Consolidated was R$9,741 (R$11,413 on 03.31.04) and refers to the elimination of unrealized profit in operations with subsidiaries in the shareholders equity and R$1,654 (R$6,321 on 06.30.03) in the operating results.

Statements of Changes in Shareholders' Equity:

                                 CAPITAL STOCK      RESERVES OF INCOME         ACCUMULATED INCOME           TOTAL
                                ----------------------------------------------------------------------------------------
Balance as of 12.31.03                   490,000                   284,582                         -            774,582
  Net income in the Period                     -                         -                   169,406            169,406
  Interest over capital                        -                         -                  (50,000)           (50,000)
                                ----------------------------------------------------------------------------------------
                                ----------------------------------------------------------------------------------------
Balance as of 06.30.04                   490,000                   284,582                   119,406            893,988
                                ========================================================================================

13. FINANCIAL INSTRUMENTS - CONSOLIDATED

Perdigao Companies have transactions involving financial instruments, exclusively in connection with their business activities, in order to reduce the exposure of operating assets and liabilities to market, currency and interest rate risks. On 06.30.04 the financial instruments were represented as follows:

                                                                       ACCOUNTANT VALUE   MARKET CAPITALIZATION
                                                     ------------------------------------------------------------------
 Cash, banks and temporary cash investments                                     813,719                      816,474
 Clients                                                                        136,552                      136,552
 Investments                                                                        478                          478
 Loans, financings and debentures                                           (1,294,616)                  (1,294,616)
 Swap contracts                                                                (33,130)                     (38,615)
 Suppliers                                                                    (383,753)                    (383,753)
                                                     ------------------------------------------------------------------
 Total                                                                        (760,750)                    (763,480)
                                                     ==================================================================

On 06.30.04 the company had assets and liabilities exposed to exchange variation, as follows:

                                                                                   06.30.04                    03.31.04
                                                                 -------------------------------------------------------
Cash, banks and temporary cash investments                                          256,528                      84,203
Swap contracts                                                                      194,266                     401,124
Loans and financings                                                              (644,083)                   (629,553)
Other operational assets and liabilities                                             57,558                      66,223
                                                                 -------------------------------------------------------
Total                                                                             (135,731)                    (78,003)
                                                                 =======================================================

Regarding customers, the subsidiary Perdigao Agroindustrial S.A. adopts selection procedures and performs analysis for credit limits, maintaining allowances to cover eventual losses.

Suppliers includes cereal received on a "price to set basis", according to usual practices of the corn and soybean markets, they are priced at the time of use or setting of prices. As of 06.30.04, the balance is stated at market.

The market values of the financial assets and liabilities do not differ significantly from the corresponding values, to the extent they were agreed and registered at rates and conditions practiced in the market for operations of a similar type, risk and period. In regards to investment in Brazilian public debt bonds, the market value was obtained based on the quote of 06.30.04, and in regards to swap contracts, the quote was obtained based on the rate projection until the final maturity of the contracts, discounted by the CDI rate (interbank rate).

Executive management defines the policy for financial operations and transactions, starting with the establishment of strategies and exposure limits, previously submitted to the Board of Directors.

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - EXPLANATORY NOTES

On September 2003 the Perdigao's Credit Rights Investment Fund (Perdigao FIDC - Fundo de Investimento em Direitos Creditorios) was constituted with Banco Rabobank International Brasil S.A.



The fund is a securitization, via an assignment contract of existing commercial receivables arising by the sales of domestic market by Perdigao Agroindustrial S.A.. The Fund's equity is R$ 80,000, of which R$ 64,000 consist of senior quotas and R$ 16,000 in subordinated quotas subscribed by the issuer. The portfolio expected return is 95% of the average CDI (Brazilian Interbank Deposit Certificate) rate, with three-year maturity date and total amortization at the end of this period, which shall be extendable for further three years. On 06.30.04, the amount acquired by the Fund was worth R$80,410 (R$63,246 on 03.31.04) registered as a reduction to the Clients account.


14. FINANCIAL INCOME (EXPENSES), NET - CONSOLIDATED

                                                                              06.30.04        06.30.03
Interest expenses                                                             (100,768)       (106,761)
Interest income                                                                  52,132          48,764
Net monetary variations                                                        (13,322)          35,031
Tax on bank account activity (CPMF)                                            (10,163)         (9,364)
Other income (expenses)                                                         (3,364)             388
                                                                        -------------------------------
                                                                        -------------------------------
Total                                                                          (75,485)       (31,942)
                                                                        ===============================

15. CASH FLOW - CONSOLIDATED
                                                                      COMPANY                     CONSOLIDATED
                                                           -------------------------------------------------------------
                                                              06.30.04        06.30.03       06.30.04       06.30.03
                                                           -------------------------------------------------------------
Cash flows from operating activities:
 Net income (losses) in the period                                 169,406          6,953        171,060         13,274
 Depreciation, amortization and depletion                                -              -         51,924         48,170
 Long-term net finance expense                                           -              -         17,643        (7,961)
 Equity accounting                                               (172,222)       (11,092)              -              -
 Gain (loss) on disposal of permanent assets                             -              -            798          3,725

Changes in working capital:
  Clients                                                                -              -         16,458         40,277
  Inventories                                                            -              -          7,586       (27,919)
  Suppliers                                                              5              -         60,273       (31,543)
  Other                                                              6,805          4,228       (14,465)       (67,496)

                                                           -------------------------------------------------------------
Cash provided by operating activities                                3,994             89        311,277       (29,473)
                                                           -------------------------------------------------------------
Investments flow
 Financial cash investments                                              -              -      (150,333)        310,188
 Cash investments on permanent                                           -            (4)       (39,554)       (43,123)
 Disposal of permanent                                                   -              -          6,317          1,670
 Interest over capital                                              30,600              -              -              -
                                                           -------------------------------------------------------------
                                                           -------------------------------------------------------------
Cash provided by investments flow                                   30,600            (4)      (183,570)        268,735
                                                           -------------------------------------------------------------
Loans flow
 Loans, financings and debentures                                        -              -       (84,120)      (265,562)
 Interest over capital                                            (34,522)              -       (34,522)              -
                                                           -------------------------------------------------------------
Resources on cash investments                                     (34,522)              -      (118,642)      (265,562)
                                                           -------------------------------------------------------------
Net increase (decrease)                                                 72             85          9,065       (26,300)
                                                           =============================================================
Availabilities:
 Beginning of year                                                      48             33         10,955         50,954
 End of period                                                         120            118         20,020         24,654

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - EXPLANATORY NOTES

16. TRANSACTIONS WITH RELATED PARTIES

The Company owes loan transactions with Perdigao Agroindustrial S.A. Loans refer to the following amounts: a) R$ 4,316 (R$2,289 on 03.31.04) of intercompany loans; b) R$4,706 (R$973 on 06.30.03) of income in the semester; c) and expenses (R$7 on 06.30.03).

The loans are subject to interest at the average cost of funding for the Perdigao Companies. Operations between the subsidiaries are made under normal market conditions regarding prices and terms.

17. INSURANCE

On 06.30.04 the main insurance coverage considered sufficient to cover eventual damage and other losses were: a) Named risks, fire, wind, lighting, business interruption, among others risks, on property, plant and equipment and inventories, in the amount of R$ 1,349,072; b) National and international freight, with the amounts calculated based on cargo registered; c) Other coverage, such as cash, civil responsibilities, vehicles and containers.

18. OBLIGATIONS AND GUARANTEES - CONSOLIDATED

The Perdigao Companies have granted R$931,591 (R$743,009 on 03.31.04) of guarantees, R$635,492 (R$623,744 on 03.31.04) of mortgages on properties and guarantees, R$14,937 (R$1,697 on 03.31.04) of fiduciary liens as collateral for loans, financing and debentures and R$74,429 (R$96,903 on 03.31.04) of mortgages on properties for the guarantee of other obligations.

19. SUPPLEMENTAL RETIREMENT PLAN

In April 1997, Perdigao - Sociedade de Previdencia Privada (a private pension foundation), sponsored by Perdigao Agroindustrial S.A., began its activities which are to provide supplemental retirement benefits for Perdigao Companies employees.

The plan is a defined contribution plan, based on the actuarial determination of benefit levels through the capitalization of contributions. On 06.30.04, the plan had 19,982 (20,257 on 03.31.04) participants and net equity of R$55,006 (R$52,920 on 03.31.04). For the quarter, contributions of the Companies were R$2,129 (R$ 917 on 06.30.03), of which R$1,872 (R$790 on 06.30.03) were for current costs and R$257 (R$127 on 06.30.03) for past service. The current liability for past service assumed at the beginning of the plan is R$6,838 (R$6,775 on 03.31.04), updated based on the general price index - IGP-DI. This amount must be paid in at maximum 20 years from the beginning of the plan.

The assets of the plan were constituted of Fixed Income Fund and of investment funds, totaling R$55,022 (R$53,044 on 03.31.04).

The contributions, on average, are divided on the basis of 2/3 for the sponsors and 1/3 for the participants. The actuarial calculations are made by independent actuaries, in accordance with applicable regulations.

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - EXPLANATORY NOTES


BOARD OF DIRECTORS
Eggon Joao da Silva                           Chairman
Francisco Ferreira Alexandre                  Vice-chairman
Adezio de Almeida Lima                        Board Member
Wilson Carlos Duarte Delfino                  Board Member
Francisco de Oliveira Filho                   Board Member
Jaime Hugo Patalano                           Board Member
Luis Carlos Fernandes Afonso                  Board Member

FISCAL COUNCIL
Gerd Edgar Baumer
Luciano Carvalho Ventura
Vanderlei Martins
Almir de Souza Carvalho
Marcos Antonio Carvalho Gomes

EXECUTIVE OFFICERS
Nildemar Secches                              Chief Executive Officer
Joao Rozario da Silva                         Chief Sales Officer
Wang Wei Chang                                Chief Financial Officer
Paulo Ernani de Oliveira                      Chief Operation Officer
Nelson Vas Hacklauer                          Business Development Director
Wlademir Paravisi                             Supply Chain Director


Itacir Francisco Piccoli

Accountant - CRC - 1SC005856/O-0"S"-SP

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

05.01 COMMENT ON THE COMPANY'S PERFORMANCE DURING THE QUARTER

See chart 08.01 for comments.

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

06.01 - BALANCE SHEET - CONSOLIDATED ASSETS (IN THOUSANDS OF REAIS)

     1- CODE                      2- DESCRIPTION                          3- 06/30/2004                     4- 03/31/2004
1                  TOTAL ASSETS                                                         2,913,561                         2,712,718
1.01               CURRENT ASSETS                                                       1,683,552                         1,604,359
1.01.01            Cash and Banks                                                         687,162                           672,586
1.01.01.01         Cash                                                                    20,020                            41,135
1.01.01.02         Cash Investments                                                       667,142                           631,451
1.01.02            Credits                                                                136,552                           119,462
1.01.02.01         Clients                                                                136,552                           119,462
1.01.03            Inventories                                                            673,267                           645,868
1.01.03.01         Finished Goods                                                         251,970                           261,519
1.01.03.02         Goods in Process                                                        24,857                            25,765
1.01.03.03         Raw Material                                                            62,096                            26,572
1.01.03.04         By-products and Packing                                                 74,202                            73,319
1.01.03.05         Livestock (poultry, turkey and hogs)                                   250,190                           236,236
1.01.03.06         Advances to Suppliers transit                                            9,952                            22,457
1.01.04            Others                                                                 186,571                           166,443
1.01.04.01         Taxes Receivable                                                        96,805                            76,817
1.01.04.02         Deferred Taxes                                                          21,195                            23,342
1.01.04.03         Securities Receivable                                                    7,786                             6,623
1.01.04.04         Other Rights                                                            22,120                            21,358
1.01.04.05         Advanced Expenses                                                       38,665                            38,303
1.02               NONCURRENT ASSETS                                                      261,714                           131,350
1.02.01            Credits                                                                      0                                 0
1.02.02            Credits with Associates                                                      0                                 0
1.02.02.01         With Affiliates                                                              0                                 0
1.02.02.02         With Subsidiaries                                                            0                                 0
1.02.02.03         With Other Associates                                                        0                                 0
1.02.03            Others                                                                 261,714                           131,350
1.02.03.01         Cash Investments                                                       126,557                             5,621
1.02.03.02         Taxes Receivable                                                        32,879                            29,321
1.02.03.03         Deferred Taxes                                                          43,478                            41,587
1.02.03.04         Securities Receivable                                                   33,620                            29,884
1.02.03.05         Legal Deposits                                                          15,067                            14,674
1.02.03.06         Clients                                                                  9,372                             9,562
1.02.03.07         Other Rights                                                               741                               701
1.03               PERMANENT ASSETS                                                       968,295                           977,009
1.03.01            Investments                                                                478                               474
1.03.01.01         Equity in Affiliates                                                         0                                 0
1.03.01.02         Equity in Subsidiaries                                                       0                                 0
1.03.01.02.01      Goodwill in Equity in Subsidiaries                                           0                                 0
1.03.01.03         Other Investments                                                          478                               474
1.03.01.03.01      Interest Through Fiscal Incentives                                          74                                74

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                             CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

06.01 - BALANCE SHEET - CONSOLIDATED ASSETS (IN THOUSANDS OF REAIS)
1.03.01.03.02      Other Investments                                                          404                               400
1.03.02            Fixed Assets                                                           896,473                           905,182
1.03.02.01         Land                                                                    82,811                            84,492
1.03.02.02         Buildings and Improvements                                             528,426                           529,894
1.03.02.03         Machinery and Equipment                                                599,063                           587,325
1.03.02.04         Electric and hydraulic installations                                    55,121                            54,011
1.03.02.05         Forests and reforestation                                               19,297                            18,460
1.03.02.06         Construction in progress                                                13,738                            17,814
1.03.02.07         Other                                                                   22,459                            21,556
1.03.02.08         (-)Depreciation and Depletion                                        (424,442)                         (408,370)
1.03.03            Deferred Charges                                                        71,344                            71,353
1.03.03.01         Preoperating Costs                                                      76,027                            72,164
1.03.03.02         Implementation of Integrated Systems                                     8,866                            24,820
1.03.03.03         Goodwill on acquisition of investment                                   18,888                            18,888
1.03.03.04         (-) Amortization                                                      (32,437)                          (44,519)

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


06.02 - BALANCE SHEET - CONSOLIDATED LIABILITIES (IN THOUSANDS OF REAIS)

     1- CODE                      2- DESCRIPTION                          3- 06/30/2004                     4- 03/31/2004
2                  TOTAL LIABILITIES                                                    2,913,561                         2,712,718
2.01               CURRENT LIABILITIES                                                  1,464,978                         1,252,022
2.01.01            Loans                                                                  864,596                           719,787
2.01.01.01         Financial Institutions                                                 699,235                           541,704
2.01.01.02         Advance on Export Contract                                             165,361                           178,083
2.01.02            Debentures                                                              15,195                            15,118
2.01.03            Suppliers                                                              383,753                           406,593
2.01.04            Taxes, Charges and Contribution                                         45,656                            28,750
2.01.04.01         Tax Obligations                                                         33,220                            16,665
2.01.04.02         Social Contributions                                                    12,436                            12,085
2.01.05            Dividends Payable                                                            3                                 3
2.01.06            Provisions                                                              61,410                            48,465
2.01.06.01         Provisions for vacations & 13th salaries                                61,410                            48,465
2.01.07            Debts with Associates                                                        0                                 0
2.01.08            Others                                                                  94,365                            33,306
2.01.08.01         Payroll                                                                 14,564                            11,923
2.01.08.02         Interest Over Company Capital                                           48,118                               115
2.01.08.03         Employees' profit sharing                                               17,796                             9,411
2.01.08.04         Other Obligations                                                       13,887                            11,857
2.02.              NONCURRENT LIABILITIES                                                 564,336                           617,189
2.02.01            Loans                                                                  401,084                           451,214
2.02.01.01         Financial Institutions                                                 388,654                           425,037
2.02.01.02         Advance on Export Contract                                              12,430                            26,177
2.02.02            Debentures                                                              46,871                            53,846
2.02.03            Provisions                                                                   0                                 0
2.02.04            Debts with Associates                                                        0                                 0
2.02.05            Others                                                                 116,381                           112,129
2.02.05.01         Taxes and Benefits Obligations                                           6,619                             6,075
2.02.05.02         Deferred Taxes                                                           2,187                             2,339
2.02.05.03         Reserves for Contingencies                                             107,575                           103,715
2.03               DEFERRED INCOME                                                              0                                 0
2.04               MINORITY INTEREST                                                            0                                 0
2.05               NET EQUITY                                                             884,247                           843,507
2.05.01            Paid-up Capital Stock                                                  490,000                           490,000
2.05.02            Capital Reserves                                                             0                                 0
2.05.02.01         Reserve for Fiscal Incentives                                                0                                 0
2.05.03            Revaluation Reserve                                                          0                                 0
2.05.03.01         Owned Assets                                                                 0                                 0
2.05.03.02         Subsidiaries/ Affiliates                                                     0                                 0
2.05.04            Profit Reserves                                                        273,187                           273,187

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


06.02 - BALANCE SHEET - CONSOLIDATED LIABILITIES (IN THOUSANDS OF REAIS)

2.05.04.01         Legal                                                                   24,956                            24,956
2.05.04.02         Statutory                                                                    0                                 0
2.05.04.03         For Contigencies                                                             0                                 0
2.05.04.04         Profits Realizable                                                           0                                 0
2.05.04.05         Retained Earnings                                                            0                                 0
2.05.04.06         Special for Non-distributed Dividends                                        0                                 0
2.05.04.07         Other profit Reserves                                                  248,231                           248,231
2.05.04.07.01      Expansion Reserves                                                     231,806                           231,806
2.05.04.07.02      Increase Capital Reserves                                               28,635                            28,635
2.05.04.07.03      Treasury Shares                                                          (815)                             (815)
2.05.04.07.04      Unrealized Profit                                                     (11,395)                          (11,395)
2.05.05            Accumulated Profit/ Losses                                             121,060                            80,320


Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)
1- Code       2- Description                              3-04/01/2004 to   4-01/01/2004 to    5- 04/01/2003 to  6- 01/01/2003 to
                                                          06/30/2004        06/30/2004         06/30/2003        06/30/2003
3.01          GROSS INCOME FROM SALES AND/OR SERVICES             1,377,562          2,611,789           994,075          1,973,807
3.01.01       Sales In Domestic Market                              653,031          1,306,937           566,300          1,165,476
3.01.02       Exports                                               724,531          1,304,852           427,775            808,331
3.02          Sales Returns                                       (157,850)          (306,676)         (118,956)          (248,827)
3.03          NET INCOME FROM SALES AND/OR SERVICES               1,219,712          2,305,113           875,119          1,724,980
3.04          Cost Of Goods And/Or Services Sold                  (864,835)        (1,644,313)         (663,084)        (1,325,241)
3.05          GROSS INCOME                                          354,877            660,800           212,035            399,739
3.06          OPERATING INCOME/EXPENSES                           (247,286)          (450,787)         (192,699)          (388,886)
3.06.01       With Sales                                          (186,804)          (357,477)         (165,415)          (327,970)
3.06.01.01    Variable                                            (123,563)          (239,011)         (114,086)          (223,468)
3.06.01.02    Fixed                                                (61,078)          (114,183)          (49,384)          (100,712)
3.06.01.03    Depreciation and Amortization                         (2,163)            (4,283)           (1,945)            (3,790)
3.06.02       General and Administrative                           (14,588)           (28,459)          (13,165)           (25,787)
3.06.02.01    General and Administrative                           (10,888)           (21,366)           (9,954)           (19,621)
3.06.02.02    Depreciation and Amortization                         (1,726)            (3,392)           (1,671)            (3,310)
3.06.02.03    Management Fees                                       (1,974)            (3,701)           (1,540)            (2,856)
3.06.03       Financial                                            (57,009)           (75,485)          (12,682)           (31,942)
3.06.03.01    Financial Income                                       22,250             47,806          (40,439)           (45,012)
3.06.03.02    Financial Expenses                                   (79,259)          (123,291)            27,757             13,070
3.06.04       Other Operating Income                                     73                 81               460                518
3.06.05       Other Operating Expenses                                (945)            (1,889)             (945)            (1,889)
3.06.06       Income On Equity                                       11,987             12,442             (952)            (1,816)
3.07          OPERATING INCOME                                      107,591            210,013            19,336             10,853
3.08          Non-operating Income                                    (846)            (1,684)             (196)            (1,246)
3.08.01       Income                                                  6,765              9,048             1,988              2,837
3.08.02       Expenses                                              (7,611)           (10,732)           (2,184)            (4,083)
3.09          INCOME BEFORE TAX AND INTERESTS                       106,745            208,329            19,140              9,607
3.10          Provision For Income Tax And Social                   (5,577)           (22,815)              (20)               (20)
              Contribution
3.11          Deferred Income Tax                                     (104)              3,214             1,763              4,591
3.12          Interests And Statutory                              (10,324)           (17,668)             (904)              (904)
3.12.01       Interests                                            (10,324)           (17,668)             (904)              (904)
3.12.01.01    Management Participation                              (2,293)            (3,775)             (207)              (207)
3.12.01.02    Employees' Profit Sharing                             (8,031)           (13,893)             (697)              (697)
3.12.02       Contribution                                                0                  0                 0                  0
3.13          Reversion Of Interest Over Company Capital                  0                  0                 0                  0
3.14          Minority Interest                                           0                  0                 0                  0
3.15          PROFIT/LOSS IN FISCAL YEAR                             90,740            171,060            19,979             13,274
              Number Of Shares (Ex-treasury)                     44,508,889         44,508,889        44,508,889         44,508,889
              Earnings Per Share                                    2.03869            3.84328           0.44888            0.29823
              Loss Per Share

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Dear Shareholders,

The strategy adopted by the Company together with Brazil's increasing international recognition as a major world producer and exporter free from avian influenza, enhanced the Company's competitiveness and strengthened its impressive growth in the external market thus reflecting a strong operating performance.

The Company's focus in better product portfolio and cost and price control caused improved domestic market results, even though demand remains weak.

The Company's endeavors to build value at all levels can be measured by the outstanding performance during the period, including record quarterly profits.

(The variations mentioned in this report are comparison between the 2Q04 ante the 2Q03, or 1st half 2004 compared with 1st half 2003.)

OPERATING AND FINANCIAL HIGHLIGHTS - 2ND QUARTER 2004

o    A 38.6% increase in gross sales to R$1.4 billion;

o    16.2% growth in sales volume of frozen and chilled products;

o A 15.3% improvement in domestic revenues, with a 12.2% rise in frozen and chilled product volume;

o Exports rose 69.4% and accounted for 59.4% of net sales, reaching a 19.9% increase in frozen and chilled product volume;

o    Higher value added product revenues increased 9.5% and volume 8.0%;

o    Gross profit surged 67.4%, posting a 29.1% gross margin;

o EBITDA soared 211.8% to R$178.7 million, with a 14.6% EBITDA margin, the result of excellent sales performance and reductions in costs and expenses;

o Record quarterly net income of R$90.7 million, representing a 354% increase and a 7.4% net margin;

o    Average daily share trading volume during the year of US$1.3 million.

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------
                                                           R$ million

Highlights                   2Q 04         2Q 03         % Ch.     YTD. 04          YTD. 03          % Ch.
----------                   -----         -----         -----     -------          -------          -----
Gross Sales                  1,377.6        994.1         38.6     2,611.8          1,973.8             32.3
Domestic Market                653.0        566.3         15.3     1,306.9          1,165.5             12.1
Exports                        724.5        427.8         69.4     1,304.9            808.3             61.4
Net Sales                    1,219.7        875.1         39.4     2,305.1          1,725.0             33.6
Gross Profit                   354.9        212.0         67.4       660.8            399.7             65.3
EBITDA                         178.7         57.3        211.8       325.0             92.8            250.3
EPS* - R$                        2.0          0.4        354.2         3.8              0.3          1,188.7
Frozen and Chilled             273.2        235.0         16.2       535.3            461.2             16.1
Products (thousand tons)

*Earnings per Share (in Reais), excluding the shares in Treasury.

[GRAPHIC OMITTED]

INVESTMENTS AND PROJECTS

Due to outstanding performance and the resulting opportunities, the Company decided to increase the amount of investments by R$10 million, to be spent on expanding the Videira-SC Distribution Center and on projects for improving and streamlining raw material processing. Of the total R$90 million destined to investments in 2004, R$19.4 million were invested during the quarter, an increase of 3.7% over 2Q03.

Year-to-date capital expenditures amount to R$33.2 million, equivalent to 36.9% of the total amount approved for the year. These amounts were invested in expanding production lines and on new projects for increasing frozen and chilled product planned capacity by approximately 10%.

The Company's business sustainability strategy, defined by Management, has enabled it to achieve an average 13.5% annual growth in meat sales volumes over the past ten years. On July 12 2004, the Company announced that its Strategic Planning area is analyzing the feasibility of increasing production, either at its existing plants and/or through construction of a new plant, aiming at, starting in 2007, supplying the increasing demand, mainly due to the penetration of new markets as well as the recuperation domestic market, where income levels show signs of recovering. In addition, the Company had already announced last April an expansion at the Rio Verde/GO Agroindustrial Complex, scheduled for completion by 2006.

Value is generated at all the different areas that make up Perdigao. Rapid progress is being made on all projects aimed at ensuring growth and return on investments, including those aimed at improving productivity, streamlining operations, cost and expense reduction, the CSP - Shared Service Center, penetrating new clients and markets and the MVP - More Value Perdigao program.

OPERATING PERFORMANCE

PRODUCTION

Production of meat products increased 14.5% during the quarter, in order to meet stronger international demand, to a total of 271.9 thousand tons, and 13.4% for the six month period, to a total of 534.9 thousand tons.

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------
Highlights                                      2Q 04        2Q 03          % Ch.     YTD. 04      YTD. 03          % Ch.
----------                                      -----        -----          -----     -------      -------          -----
Poultry Slaughter (million heads)               122.1        108.4          12.6        240.9        209.8           14.9
Hog Slaughter (thousand heads)                  784.5        660.4          18.8      1,523.4      1,341.9           13.5
Poultry Meats (thousands tons)                  159.0        144.0          10.4        315.7        278.2           13.5
Pork/Beef Meats (thousand tons)                 112.9         93.5          20.8        219.2        193.7           13.2
Other Processed Products (thousand tons)          4.8          4.2          14.6          9.2          8.1           13.7
Feed and Premix (thousand tons)                 724.1        697.4           3.8      1,435.7      1,340.2            7.1
One-day Chicks (million units)                  127.0        113.9          11.5        251.1        219.6           14.4
Soybean Crushing (thousand tons)                158.0        132.4          19.3        284.8        261.9            8.8
Degummed Oil (thousand tons)                     28.1         23.6          18.8         50.7         47.9            5.9
Refined Oil (thousand tons)                      18.3         15.4          18.9         33.9         34.8           (2.6)

DOMESTIC MARKET

Domestic market sales during the quarter grew 15.3% to R$653.0 million. The volume of meat products grew 11.8% overall, with in natura products declining 3.4% and elaborated/processed meat products driving growth in this market and increasing by 13.6%, to the point where they now account for 91.7% of total meat sales. Other processed products, including pastas, pizzas, and others grew 21.4% in volume and 22.2% in revenues. The surge in higher value added products reflects a seasonal increase in hot cooked products as the weather turns colder.

The domestic market increased 12.1% in the first half of the year to sales revenues of R$1.3 billion, with the help of 10% higher sales of elaborated/processed meat products and better average prices than in the first half of 2003.

Meat product volumes expanded 7.5% in the first half, with a 11.9% decline in in-natura product, which were diverted to export markets due to higher demand and profitability.

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


Domestic Market                                 Tons (thousand)                                Sales (R$ million)
                                   2Q 04           2Q 03             % Ch.            2Q 04          2Q 03          % Ch.
In-Natura                              10.8             11.2              (3.4)           42.1           41.2            2.4
     Poultry                            7.9              9.0             (12.2)           32.7           32.7           (8.6)
     Pork/Beef                          2.9              2.2              32.6             8.4            8.4           45.3
Elaborated/Processed (meats)          107.3             94.5              13.6           468.8          412.3           13.7
Other Processed                         5.6              4.7              21.4            41.7           34.1           22.2
Total Frozen and Chilled              123.8            110.4              12.2           552.7          487.6           13.3
     Soybean Products                  42.7             33.8              26.1            70.8           47.9           47.8
     Others                             -                -                 -              29.6           30.8           (3.8)
Total                                 166.5            144.2              15.4           653.0          566.3           15.3
..Total Elabor./Processed              113.0             99.2              13.9           510.5          446.5           14.3

                                  YTD. 04         YTD. 03            % Ch.           YTD. 04        YTD. 03         % Ch.
In-Natura                              22.7             25.8             (11.9)           85.7           86.7           (1.1)
     Poultry                           16.3             19.7             (17.5)           62.0           69.1          (10.3)
     Pork/Beef                          6.5              6.1               6.3            23.8           17.6           35.2
Elaborated/Processed (meats)          216.4            196.7              10.0           949.2          828.6           14.5
Other Processed                        10.8              9.8              10.3            80.4           69.9           15.0
Total Frozen and Chilled              250.0            232.3               7.6         1,115.4          985.2           13.2
     Soybean Products                  77.9             72.0               8.2           130.3          112.3           16.0
     Others                             -                -                 -              61.3           68.0           (9.8)
Total                                 327.8            304.3               7.7          1306.9        1,165.5           12.1
..Total Elabor./Processed              227.2            206.5              10.0         1,029.6          898.5           14.6


To guarantee its margins in this market, the Company took specific measures in Brazil's major capital cities to encourage the penetration of higher value-added products and increased sales to the institutional and small store markets.

                   [GRAPHIC OMITTED]     [GRAPHIC OMITTED]


Average prices rose 1.6% during the quarter and 5.8% during the first half, while average costs were 5.0% lower in the quarter and 4.2% lower in the first six months. However, in the first half 2003 the costs were higher due to the need to stockpile high-priced corn because of a seasonal shortage.
The market share can be seen in the following chart.

MARKET SHARE (%)


                               [GRAPHIC OMITTED]

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

The Company expects the economy to recover during the second half of the year, resulting in higher employment and improved income levels, all of which favor food consumption in Brazil.

EXPORTS

The Company's strategy of growing in its main export markets while penetrating new markets, coupled with the avian influenza epidemic affecting mainly Asia, was responsible for exports achieving a 59.4% of the net sales in the quarter and 56.6% for the first six months.


Exports                                            Tons (thousand)                       Sales (R$ million)
                                           2Q 04        2Q 03        % Ch.        2Q 04        2Q 03        % Ch.
--------------------------------------  ------------  ----------  -----------  -----------  -----------  ------------
In-Natura                                     133.0       104.0        27.9         590.0        285.6        106.6
--------------------------------------  ------------  ----------  -----------  -----------  -----------  ------------
     Poultry                                  110.3        86.5        27.5         481.2        228.9        110.2
     Pork                                      22.6        17.4        29.8         108.8         56.6         92.1
Elaborated/Processed (meats)                   16.4        20.7       (20.8)        133.0        141.7         (6.2)
--------------------------------------  ------------  ----------  -----------  -----------  -----------  ------------
Total Frozen and Chilled                      149.4       124.7        19.9         723.5        427.4         69.3
--------------------------------------  ------------  ----------  -----------  -----------  -----------  ------------
Total                                         149.6       125.0        19.6         724.5        427.8         69.4
--------------------------------------  ------------  ----------  -----------  -----------  -----------  ------------
..Total Elabor./Processed                       16.5        20.7       (20.5)        133.5        141.8         (5.9)



                                          YTD. 04      YTD. 03       % Ch.       YTD. 04      YTD. 03       % Ch.
--------------------------------------  ------------  ----------  -----------  -----------  -----------  ------------
In-Natura                                     255.4       196.4        30.1       1,062.8        575.0         84.8
--------------------------------------  ------------  ----------  -----------  -----------  -----------  ------------
     Poultry                                  216.5       168.2        28.7         882.4        475.9         85.4
     Pork                                      38.9        28.2        38.2         180.4         99.0         82.2
Elaborated/Processed (meats)                   29.8        32.4        (8.1)        239.9        232.6          3.1
--------------------------------------  ------------  ----------  -----------  -----------  -----------  ------------
Total Frozen and Chilled                      285.3       228.9        24.7       1,303.6        807.8         61.4
--------------------------------------  ------------  ----------  -----------  -----------  -----------  ------------
Total                                         285.6       229.4        24.5       1,304.8        808.3         61.4
--------------------------------------  ------------  ----------  -----------  -----------  -----------  ------------
..Total Elabor./Processed                       29.9        32.5        (7.8)        240.8        232.9          3.4


Meat product export volumes were 19.8% higher during the quarter, generating 69.4% higher export revenues. The Company's major export markets by revenue grew as follows: 140% in the Far East, 75% in the Middle East, 11% in Europe, 169% in Eurasia and 36% in Africa.

Meat product export volumes were up 24.6% in the first six months of the year, driven by outstanding export performance in the first quarter, with a 61.4% jump in export revenues.

Elaborated/processed meat product exports, however, declined 20.8% by volume and 6.2% by revenue during the quarter, or by 8.1% in volume and 3.1% in revenue for the first six months, due largely to lower shipments of salted chicken breast to Europe, where increased import taxes were introduced in August 2003 and negatively impacted sales of

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

elaborated products. Processed product sales, on the other hand, burgeoned 123% for the quarter and 117% year-to-date, with volumes 149% and 158% higher in the quarter and year-to-date, respectively, despite a decline in average prices, due to the lower prices practiced by Thailand, which can only sell cooked meat products to the European market.

Pork meat products sales also performed well especially in Eurasia, Hong Kong and Singapore.

                               EXPORTS BY REGION


YTD 04                                                        YTD 03

[GRAPHIC OMITTED]                                       [GRAPHIC OMITTED]

% NET SALES


Average prices rose about 42% in dollar and in Real terms during the quarter, under the effect of stronger demand, principally from markets that banned imports from producer countries affected by the avian influenza. Average prices were 39% higher in dollars and 30% higher in Reais during the first six months. Average costs rose 8.7% in the quarter and 5.3% in the first half of the year.

We reaffirm our approximately 15% growth forecast for meat export volume this year. The new outbreaks of avian influenza afflicting Asian countries will make it difficult for those countries to return to the market in 2004. Prices, however, could settle down in the second half as demand levels off and some of the principal importing countries substitute poultry meat with other sources of protein.

ECONOMIC AND FINANCIAL PERFORMANCE

Net sales totaled R$1.2 billion for the quarter, a 39.4% improvement, and R$2.3 billion for the first half of the year, a 33.6% improvement year-to-date, reflecting outstanding export performance and a better product mix in the domestic market.

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

The sales share of higher value-added products declined from 53.7% to 43.8% of net sales, due to the strong performance of in natura products on international markets. Nevertheless, sales revenues of elaborated/processed products increased 12.3% and 7.6% in volume during the first six months of the year.

[GRAPHIC OMITTED]

                          COMPOSITION OF NET SALES(%)

                               [GRAPHIC OMITTED]


COST OF SALES

Three factors were responsible for costs rising less than sales revenues: the reduction of fixed costs by the outstanding sales performance; productivity gains from the strong performance of the agricultural sector; and the cost of corn, which was lower than in the previous year.

The cost of sales thus increased 30.4% in the quarter and 24.1% year-to-date, although international prices and the domestic harvest pressured soy prices 24.4% higher in the market during the first half. In addition, labor costs increased, due to the collective wage settlements and an increase in the number of employees, and public sector and utility tariffs also rose.

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

GROSS MARGIN

The gross margin consequently increased to 29.1% in the quarter, versus 24.2%, and gross profit increased by a formidable 67.4% to R$354.9 million. Year-to-date the gross margin was 28.7% versus 23.2% and gross profit grew 65.3% to R$660.8 million.

OPERATING EXPENSES

The Company succeeded in reducing operating expenses by 390 basis points in comparison with 2Q03, despite the higher fuel, freight and packing costs triggered by higher oil prices. The decrease from 20.4% to 16.5% in operating expenses as a percentage of net sales, or, seen from another angle, the increase of only 12.8% in the quarter and 9.1% year-to-date, was achieved through a combination of a logistical cost reduction program and higher sales revenues.

Dedication and flexibility enabled the Company to get around the obstacles posed during the first quarter by the Brazilian port and tax inspectors strikes and the temporary interruptions caused by the Russian import barriers.

OPERATING INCOME

Operating income before financial expenses totaled R$153.5 million, equivalent to an increase of 358.8% for the quarter, due to strong sales volumes and revenues, improvements in the sales mix and the reduction in costs and expenses. The result for the first half was even better, a 497.8% increase, amounting to R$274.9 million of operating income before financial expenses. The operating margin was 12.6% in the quarter and 11.9% year-to-date.

FINANCIAL RESULTS

Net accounting debt as of June 30 2004 totaled R$514.0 million, after shrinking 42.9% from that of June 2003. The improvement was due to a combination of stronger cash generation and measures taken to reduce working capital financing needs, including long-term soy meal supply contracts.

Financial expenses suffered some negative impacts during the quarter from the allocation of losses on open grain contracts as well as the exchange rate devaluation for the quarter. In addition, the effect of exchange rate variation on the Company's overseas assets is accounted for as equity accounting, which was a positive R$12 million for the quarter, helping to offset net financial results.

R$ million                                                  On June 30, 2004                 On June 30, 2003
                                                Short-Term      Long-Term        Total             Total          % Ch.
DEBT
   Local Currency                                    438.1          212.4          650.5          532.6             22.1
   Foreign Currency                                  441.7          235.5          677.2          974.0            (30.5)
   GROSS DEBT                                        897.8          448.0        1,327.7        1,506.7            (11.9)
CASH INVESTMENTS
   Local Currency                                    557.2           --            557.2          263.7            111.3
   Foreign Currency                                  130.0          126.6          256.5          343.5            (25.3)
   TOTAL                                             687.2          126.6          813.7          607.2             34.0
NET ACCOUNTING DEBT                                  192.6          321.4          514.0          899.5            (42.9)

EXCHANGE RATE EXPOSURE - US$ MILLION                                               (37.9)         (13.4)           182.8

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

NET INCOME AND NET MARGIN

Net income for the quarter was R$90.7 million, 354.2% higher than in 2Q03 and the highest ever reported in the Company's history. This shows the potential for gain from the Company's investments and dedicated efforts, as well as the opportunities in international markets. Net income for the first half was also a record at R$171.1 million, for a remarkable growth of 1,189%. The net margin for the quarter advanced from 2.3% to 7.4% and from 0.8% to 7.4% for the first six months of the year.

SHAREHOLDERS' EQUITY

Shareholders equity totaled R$884.2 million, 28.4% higher than in the first half of 2003, with a 22.4% return on equity for the six month period.

The Company has R$194.4 million of deferred and recoverable taxes and contributions that have arisen in the normal course of its business and should be able to be offset against future taxes payable.

STOCK MARKET

Average daily trading volume for the year was US$1.3 million, between domestic and international markets. Under the influence of capital markets, the shares ended the quarter with a 2% loss, although the Ibovespa posted a 4.5% loss. Trading volume also slipped 2%. Year-to-date the shares have accumulated a 21.8% gain, compared with the 4.9% loss for the Ibovespa. Share trading for the first half of the year increased 74%. The ADRs lost 9% in the quarter, although they are still 11.4% up on a half-year basis, and have thus outperformed the Dow Jones. ADR trading volumes were 106% up for the quarter and 187% up for the half year.


                PRGA4                         2Q 04             2Q 03            YTD 04            YTD 03
Share Price* - R$                                   30.08             12.00           30.08               12.00
Traded Shares (Volume)                        4.9 million       5.0 million    14.8 million         8.5 million
Performance                                        (2.0%)             12.1%           21.8%              (1.6%)
Bovespa Index                                      (4.5%)             15.1%          (4.9%)               15.1%
IGC (Brazil Corp. Gov. Index)                      (2.0%)              6.8%          (3.6%)               14.0%


                 PDA                          2Q 04             2Q 03            YTD 04            YTD 03
Share Price* - R$                                   19.33               8.6            19.3                 8.6
Traded ADRs (Volume)                       393.3 thousand    191.1 thousand     1.1 million      383.9 thousand
Performance                                        (9.0%)             38.5%           11.4%               22.7%
Dow Jones Index                                      0.7%             12.4%          (0.2%)                7.7%
*Closing Price

Perdigao's shares and ADRs have provided an excellent return over a one year period.

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

         SHARE PERFORMANCE                     ADR PERFORMANCE

        [GRAPHIC OMITTED                        [GRAPHIC OMITTED]


The Company had 29,667 employees at June 30 2004, an increase of 11.9% over 2Q03, representing the creation of 3,200 new jobs. The new hires were allocated to the Company's manufacturing facilities for expanding the export product lines and to support activities at the Rio Verde/GO Agroindustrial Complex.

R$33.5 million was invested in employee benefits and social programs, a 30.5% increase, while environmental investments were 77.8% higher at R$3.6 million.


                   Main Indicators                         06.30.04           06.30.03             % Ch.
Number of Employees                                        29,667               26,503              11.9
Net Sales per Employee/year - In R$ thousands               155.4                130.2              19.4
Productivity per Employee (tons/year)                        36.8                 36.4               1.1

Accumulated value added for the first six months of the year amounted to R$836.0 million, an 89.5% increase over the first half of 2003. Taxes paid were also 47.4% higher, due to higher rates of taxation, especially the PIS/COFINS tax.

Distribution of Added Value                           YTD 04       YTD 03
Human Resources                                             30.6%        41.4%
Taxes                                                       38.9%        50.2%
Interest                                                     7.8%         5.2%
Dividends                                                    6.0%         0.0%
Retention                                                   14.5%         3.0%
Management/Employees' Profit Sharing                         2.2%         0.2%
Total                                                      100.0%       100.0%

Perdigao made investor and capital markets analyst presentations during the quarter through meetings at Apimec-SP, Abamec-RJ and road-shows in Europe and the US, as well as its traditional one-on-one meetings at the company itself and a presence at many capital markets events, aimed at strengthening its institutional image and broadening the Company's visibility and disclosure.

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

On June 18 2004, the Board of Directors approved shareholder payout in the amount of R$1.12337 per share, less 15% income tax withheld, in the form of Interest over Company Capital, which counts as part of minimum dividends, in the total of R$50 million, payable as from August 31 2004.

The amount paid to Ernst & Young for international tax planning advisory services amounted to R$521,000, which corresponds to approximately 1,04 times the external audit fees.

OUTLOOK

With the favorable outlook for international markets, Management believes that the combination of higher exports in the first half of the year and the recovery of the domestic economy in the second half will enable the Company to achieve the following targets in 2004:

>>   Approximately 10% growth in sales volume of frozen and chilled products;
>>   Close to 15% growth in export volume;
>>   About 5% increase in domestic sales volume;
>>   Capital expenditures at around R$90 million.

On August 18 2004, Perdigao will celebrate its 70th anniversary with a rich store of experience and a strong focus on its stakeholders. Also, however, conceptually innovative, results-oriented, determined to offer the products demanded by consumers, concerned with managing its intangible assets and business risks, while guaranteeing its sustainability and fully aware of its social and environmental responsibilities.
                                                        Sao Paulo, August 2004.


            Eggon Joao da Silva         Nildemar Secches
                  Chairman           Chief Executive Officer



--------------------------------------------------------------------------------
All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change
--------------------------------------------------------------------------------

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


09.01 - INTERESTS IN SUBSIDIARIES AND/OR AFFILIATES

1- Item    2- Affiliate/Coligate name   3-   General   Taxpayers' 4- NATURE OF SHARE CONTROL   5- % Capital      6- % investor  net
                                        Register                                                                  equity
7- TYPE OF COMPANY                      8- number of shares  held on current  quarter 9-  number  of  shares  held on  last  quarter
                                        (Units)                                       (Units)

    01     PerdigAo Agroindustrial S.A.        86.547.619/0001-36 Private Subsidiary                       100.00            100,00

Industrial, Commercial and Others                                          46,150,563                                    46,150,563

    02     PERDIGAO EXPORT LTD.                     -             Private Subsidiary                       100.00              0.00

Industrial, Commercial and Others                                              10,000                                        10,000

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


16.01 - OTHER RELEVANT INFORMATION

SHAREHOLDERS' COMPOSITION
Shareholders' composition on 06.30.04

---------------------------------------------------------------------------------------------------------------------------
         SHAREHOLDERS                 COMMON SHARES            % PREFERRED SHARES          %               TOTAL         %
---------------------------------------------------------------------------------------------------------------------------
Controlling shareholders                 12,326,661        79.67        9,661,085      33.11          21,987,746     49.24
Management:
  Board of Directors (*)                  1,568,431        10.14        1,825,312       6.26           3,393,743      7.60
  Executive Officers                              -            -                2          -                   2         -
Fiscal Council                                    -            -               12          -                  12         -
Treasury shares                               7,900         0.05          135,595       0.46             143,495      0.32
Other shareholders                        1,568,965        10.14       17,558,421      60.17          19,127,386     42.84
---------------------------------------------------------------------------------------------------------------------------
Total                                    15,471,957       100.00       29,180,427     100.00          44,652,384    100.00
---------------------------------------------------------------------------------------------------------------------------
Shares outstanding                        3,137,396        20.28       19,383,747      66.43          22,521,143     50.44
---------------------------------------------------------------------------------------------------------------------------
(*) Including Weg S.A. and Eggon Joao da Silva Adm. Ltd.



Shareholders' composition on 06.30.03

---------------------------------------------------------------------------------------------------------------------------
         SHAREHOLDERS                 COMMON SHARES         %    PREFERRED SHARES          %               TOTAL         %
---------------------------------------------------------------------------------------------------------------------------
Controlling shareholders                 12,359,418        79.88       10,770,005      36.91          23,129,423     51.80
Management:
  Board of Directors (*)                  1,568,431        10.14        1,859,580       6.38           3,428,011      7.68
  Executive Officers                              -            -              302          -                 302         -
Fiscal Council                                    -            -               12          -                  12         -
Treasury shares                               7,900         0.05          135,595       0.46             143,495      0.32
Other shareholders                        1,536,208         9.93       16,414,933      56.25          17,951,141     40.20
---------------------------------------------------------------------------------------------------------------------------
Total                                    15,471,957       100.00       29,180,427     100.00          44,652,384    100.00
---------------------------------------------------------------------------------------------------------------------------
Shares outstanding                        3,104,639        20.07       18,274,827      62.63          21,379,466     47.88
---------------------------------------------------------------------------------------------------------------------------
(*)Including Weg S.A.

Shareholders' composition with more than 5% of voting capital on 06.30.04:



                                                          -----------------------------------------------------------------
                                                                  Common shares         %       Preferred shares         %
                                                          -----------------------------------------------------------------
Previ - Caixa Prev. Func. Bco. Brasil                                 2,865,315     18.52              3,972,428     13.61
Fun. Telebras Seg. Social - Sistel                                    2,766,917     17.88                134,689      0.46
Petros - Fund. Petrobras Seg. Soc.                                    2,255,562     14.58              2,706,761      9,28
Fapes (Fund. Assist. Prev. Social)-BNDES                              2,040,984     13.19              1,151,361      3.95
Weg S.A. (*)                                                          1,566,862     10.13              1,768,172      6.06
Real Grandeza Fundacao de APAS                                        1,579,469     10.21                      -         -
Bradesco Vida e Previdencia S.A. (*)                                  1,156,411      7.47                      -         -
Valia - Fund. Vale do Rio Doce                                          303,609      1.96              1,544,786      5.29
Previ-Banerj                                                            514,805      3.33                151,060      0.52
---------------------------------------------------------------------------------------------------------------------------
Sub-total                                                            15,049,934     97.27             11,429,257     39.17
Others                                                                  422,023      2,73             17,751,170     60.83
---------------------------------------------------------------------------------------------------------------------------
Total                                                                15,471,957    100.00             29,180,427    100.00
===========================================================================================================================

(*) Shareholders that are not part to a Shareholders' Agreement.

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

16.01 - OTHER RELEVANT INFORMATION

HOLDERS OF MORE THAN 5% OF VOTING CAPITAL TILL THE PERSON LEVEL:

WEG S.A. (THOUSAND OF SHARES)

                                               --------------------------------------------------------------
                                                      COMMON SHARES         %     PREFERRED SHARES         %
                                               --------------------------------------------------------------
Weg Participacoes e Servicos S.A.(a)                        279,211     96.95               30,023      9.10
Others                                                        8,789      3,05              299,932     90.90
-------------------------------------------------------------------------------------------------------------
Total                                                       288,000    100.00              329,955    100.00
=============================================================================================================

WEG PARTICIPACOES E SERVICOS S.A. (A) (THOUSAND OF SHARES)

                                                        COMMON SHARES        %     PREFERRED SHARES      %
Tania Marisa da Silva                                          6,107       6.58                  -        -
Decio da Silva                                                 6,107       6.58                  -        -
Solange da Silva Janssen                                       6,107       6.58                  -        -
Katia da Silva Bartsch                                         6,107       6.58                  -        -
Marcia da Silva Petry                                          6,107       6.58                  -        -
Miriam Voigt Schwartz                                         10,177      10.96                  -        -
Valsi Voigt                                                   10,177      10.96                  -        -
Cladis Voigt Trejes                                           10,177      10.96                  -        -
Diether Werninghaus                                            7,684       8.28                  -        -
Martin Werninghaus                                             7,684       8.28                  -        -
Heide Behnke                                                   7,684       8.28                  -        -
Others                                                         8,728       9.38                  -        -
                                                              92,846     100.00                  -        -

BRADESCO VIDA E  PREVIDENCIA S.A.

                                               ---------------------------------------------------------------
                                                      COMMON SHARES        %       PREFERRED SHARES          %
                                               ---------------------------------------------------------------
Bradesco Seguros S.A. (b)                               791,364,365    100.00                    -          -
--------------------------------------------------------------------------------------------------------------
Total                                                   791,364,365    100.00                    -          -
==============================================================================================================

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

16.01 - OTHER RELEVANT INFORMATION

BRADESCO SEGUROS S.A. (B)

                                               ---------------------------------------------------------------
                                                      COMMON SHARES               PREFERRED SHARES          %
                                                                            %
                                               ---------------------------------------------------------------
Banco Bradesco S.A. (c)                                     625,316     99.46                    -          -
Others                                                        3,376      0.54                    -          -
--------------------------------------------------------------------------------------------------------------
Total                                                       628,692    100.00                    -          -
==============================================================================================================

BANCO BRADESCO S.A. (C)

                                               ---------------------------------------------------------------
                                                      COMMON SHARES       %       PREFERRED SHARES          %
                                               ---------------------------------------------------------------
Cidade    de   Deus    Cia.    Comercial    de           38,100,432     47.69              214,780       0.27
Participacoes (d)
Fundacao Bradesco                                        12,896,216     16.14            1,896,539       2.41
Banco Bilbao Vizcaya Argentaria S.A.                      3,994,701      5.00            3,934,697       5.00
Others                                                   24,902,656     31.17           72,647,920      92.32
--------------------------------------------------------------------------------------------------------------
Total                                                    79,894,005    100.00           78,693,936     100.00
==============================================================================================================

CIDADE DE DEUS CIA. COMERCIAL DE PARTICIPACOES (D)

                                               --------------------------------------------------------------
                                                      COMMON SHARES         %     PREFERRED SHARES         %
                                               --------------------------------------------------------------
Nova Cidade de Deus  Participacoes S.A. (e)           2,204,062,097     44.22                    -         -
Fundacao Bradesco                                     1,629,622,730     32.69                    -         -
Lia Maria Aguiar                                        417,744,408      8.38                    -         -
Lina Maria Aguiar                                       417,744,408      8.38                    -         -
Others                                                  315,378,857      6.33                    -         -
-------------------------------------------------------------------------------------------------------------
Total                                                 4,984,552,500    100.00                    -         -
=============================================================================================================

NOVA CIDADE DE DEUS PARTICIPACOES S.A. (E)

                                               ---------------------------------------------------------------
                                                      COMMON SHARES         %     PREFERRED SHARES          %
                                               ---------------------------------------------------------------
Fundacao Bradesco                                        85,895,018     46.30          196,575,069      98.35
Elo Participacoes S.A. (f)                               99,616,804     53.70                    -          -
Caixa Beneficente dos Func. do Bradesco                           -         -            3,301,691       1.65
--------------------------------------------------------------------------------------------------------------
Total                                                   185,511,822    100.00          199,876,760     100.00
==============================================================================================================

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

16.01 - OTHER RELEVANT INFORMATION

ELO PARTICIPACOES S.A. (F)

On 06.30.04 none of the shareholders held individually more than 5% of the voting capital of the Company.

                                               ---------------------------------------------------------------
                                                      COMMON SHARES         %     PREFERRED SHARES          %
--------------------------------------------------------------------------------------------------------------
Total                                                   103,033,675    100.00           61,148,836     100.00
==============================================================================================================

SHAREHOLDERS' COMPOSITION OF CONTROLLING SHAREHOLDERS, EXECUTIVE OFFICERS AND
FISCAL COUNCIL ON 06.30.04:

                                                    --------------------------------------------------------
                                                         COMMON SHARES        %   PREFERRED SHARES        %
                                                    --------------------------------------------------------
a) Controlling shareholders                                 12,326,661    79.67          9,661,085    33.11
b) Executive officers and Fiscal Council (*)                 1,568,431    10.14          1,825,326     6.26

b.1) Executive Officers and Fiscal Council
                                                    --------------------------------------------------------
                                                         COMMON SHARES        %   PREFERRED SHARES        %
                                                    --------------------------------------------------------
Board of Directors - Direct participation                          162     0.00             39,140     0.13
Board of Directors - Indirect participation (*)              1,568,269    10.14          1,786,172     6.12
Executive Officers                                                   -        -                  2     0.00
Fiscal Council                                                       -        -                 12     0.00

(*) Indirect participations of board members through Weg S.A. and Eggon Joao da Silva Adm. Ltd.- 10.14% of the common shares and 6.12% of the preferred shares.

FREE FLOAT SHARES

On 06.30.04 there were 22,521,143 free float shares, 50.44% of total issued, an amount of 3,137,396 common shares and 19,383,747 preferred shares, representing 20.28% and 66.43% respectively.

Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - June 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

17.01 - SPECIAL REVIEW REPORT

1 - TYPE OF OPINION
UNQUALIFIED OPINION

2 - OPINION

To the Managers and Shareholders of

Perdigao S.A.

1) We have executed a special review of the Quarterly Information (ITR) of PERDIGAO S.A. and subsidiaries for the period ended June 30, 2004, comprising the balance sheet, the statement of income, the performance report and relevant information, presented in thousands of Brazilian Reais and elaborated in accordance with accounting practices adopted in Brazil.

2) Our special review has been executed in accordance with the specific rules set forth by the Brazilian Institute of Independent Accountants (IBRACON) with the Federal Accountants Council, and consisted mainly of : (a) questioning and discussion with the officers in charge of the accounting, financial and operating areas of the Company as to the main criteria adopted for preparation of the Quarterly Information; and b) review of the information and subsequent events influencing or which might have a relevant influence on the Company's financial situation and operations.

3) Based on our special review, we are not aware of any material modification which might be effected as to the previously mentioned Quarterly Information, in order to make them in accordance with accounting practices adopted in Brazil, compliance with the rules issued by the Securities Commission - CVM, specifically applied in the preparation of the compulsory Quarterly Information.


Sao Paulo, July 23, 2004


ERNST & YOUNG AUDITORES INDEPENDENTES S.S.
CRC-2-SP-015.199/O-6

Luiz Carlos Passetti
Accountant - CRC-1-SP-144343/O-3-T-SC-S-SP